                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            RAKO Capital Corporation
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                                (Name of Issuer)




                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    75102Q101
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                                 (CUSIP Number)

                         LAGO Limited Liability Company
                                 Larry Garriott
                              Bonnie Capwell Brooks
                                Lisa A. Trammell
                                   Betty Tyler
                          C/o RAKO Capital Corporation
                            Two North College Avenue
                          Fayetteville, Arkansas 72701
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 29, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13D

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CUSIP NO. 75102Q101                                 PAGE 2 OF 8  PAGES----------
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    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LAGO Limited Liability Company
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]

           (SEE INSTRUCTIONS)                                            (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

 NUMBER OF SHARES                                   -11,946,263-
BENEFICIALLY OWNED
BY EACH REPORTING                   8      SHARED VOTING POWER
  PERSON WITH
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER

                                                    -11,946,263-

                                    10     SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,946,263
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ] SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


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CUSIP NO. 75102Q101                                 PAGE 3 OF 8  PAGES----------
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    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Larry Garriott
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]

           (SEE INSTRUCTIONS)                                            (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

 NUMBER OF SHARES                                   -11,946,263-
BENEFICIALLY OWNED
BY EACH REPORTING                  8      SHARED VOTING POWER
  PERSON WITH
                                                   -0-

                                   9      SOLE DISPOSITIVE POWER

                                                   -11,946,263-

                                  10      SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,946,263
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ] SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO. 75102Q101                                 PAGE 4 OF 8  PAGES----------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Bonnie Capwell Brooks
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]

           (SEE INSTRUCTIONS)                                            (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS    2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

 NUMBER OF SHARES                                   -12,276,141-
BENEFICIALLY OWNED
BY EACH REPORTING                   8      SHARED VOTING POWER
  PERSON WITH
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER

                                                    -12,276,141-

                                   10      SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,276,141
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ] SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  52.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO. 75102Q101                                 PAGE 5 OF 8  PAGES----------
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    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Lisa Trammell
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]

           (SEE INSTRUCTIONS)                                            (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

  NUMBER OF SHARES                                  -481,728-
 BENEFICIALLY OWNED
 BY EACH REPORTING                  8      SHARED VOTING POWER
    PERSON WITH
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER

                                                    -481,728-

                                   10      SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  481,728
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ] SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO. 75102Q101                                 PAGE 6 OF 8  PAGES----------
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    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Betty Tyler
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]

           (SEE INSTRUCTIONS)                                            (B) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

 NUMBER OF SHARES                                   -329,878-
BENEFICIALLY OWNED
BY EACH REPORTING                   8      SHARED VOTING POWER
   PERSON WITH
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER

                                                    -329,878-

                                   10      SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  329,878
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ] SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.001 par value per share (the "RAKO Common Stock"), of RAKO Capital Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two North College Avenue, Fayetteville, Arkansas 72701.


ITEM 2. IDENTITY AND BACKGROUND.


(a) This Schedule 13D is jointly filed by LAGO Limited Liability Company, a Delaware limited liability company ("LAGO"), Larry Garriott, Bonnie Capwell Brooks, Lisa Trammell and Betty Tyler (each individually a "Reporting Person" and, collectively, the "Reporting Persons"). Each of Mr. Garriott and Ms. Capwell Brooks own 50% of the membership interests in LAGO. Ms. Capwell is the mother of Mr. Garriott and Ms. Trammell. Mr. Garriott and Ms. Trammell are siblings. Ms. Capwell Brooks and Ms. Tyler are sisters.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b) The business address for all Reporting Persons is Two North College Avenue, Fayetteville, Arkansas 72701.

(c) Mr. Garriott is the Chairman of the Board and a Director of the Issuer. Ms. Trammell is the Vice President, Chief Operating Officer, Secretary and Director of the Issuer. Mr. Garriott and Ms. Capwell Brooks are controlling members of LAGO.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) LAGO is a Delaware limited liability company. Mr. Garriott, Ms. Capwell Brooks, Ms. Trammell and Ms. Tyler are United States citizens.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 29, 2003, the Issuer entered into a Share Exchange Agreement (the "Exchange Agreement"), with Centra Industries, Inc., a Delaware corporation ("Centra"), LAGO, Ms. Trammell, Ms. Capwell Brooks, Betty Tyler, Mike Smith, Gary Fuchs, Fuchs Family Trust, and Lee and Mary Capwell Trust (collectively the "Centra Stockholders"), pursuant to which the Issuer issued an aggregate of 14,893,716 shares of RAKO Common Stock, representing approximately 86.1% of the outstanding common stock of the Issuer immediately following such issuance, to the Centra Stockholders in exchange for 14,893,716 shares of the issued and outstanding common stock, par value $0.00001 per share of Centra ("Centra Common Stock"), representing approximately 98.3% of the issued and outstanding Centra Common Stock as of January 29, 2003 (the "RAKO/Centra Exchange"). As a result of the RAKO/Centra Exchange, Centra became a subsidiary of the Issuer.


ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons entered into the RAKO/Centra Exchange and acquired the shares of RAKO Common Stock reported herein (with respect to each Reporting Person, the "Shares") for investment purposes. Each Reporting Person presently considers its Shares an attractive investment and intends to review its investment on an ongoing basis. Such continuing review may result in a Reporting Person acquiring additional shares of RAKO Common Stock in the open-market or in privately negotiated transactions, maintaining its holdings at current levels or selling all or a portion of its holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of RAKO Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of RAKO Common Stock; the actions of the management and Board of Directors of the Issuer; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE COMPANY.

(a)  As of February 18, 2003:

         (i) LAGO beneficially owned 11,946,263 shares of RAKO Common Stock, which represent approximately 50.9% of RAKO Common Stock then outstanding;

         (ii) Mr. Garriott beneficially owned 11,946,263 shares of RAKO Common Stock, which represent approximately 50.9% of RAKO Common Stock then outstanding;

         (iii) Ms. Capwell Brooks beneficially owned 12,276,141 shares of RAKO Common Stock, which represent approximately 52.3% of RAKO Common Stock then outstanding; and

         (iv) Ms. Trammell beneficially owns 481,728 shares of RAKO Common Stock, which represents approximately 2.1% of RAKO Common Stock.

         (v) Ms. Tyler beneficially owns 329,878 shares of RAKO Common Stock, which represents approximately 1.4% of RAKO Common Stock.

         The foregoing calculations are based on 23,465,137 shares of RAKO Common Stock of the Issuer outstanding as of February 18, 2003. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, each of Mr. Garriott and Ms. Capwell Brooks is deemed to beneficially own all shares of RAKO Common Stock that are beneficially owned by LAGO as a result of their being controlling members thereof.

(b) Each Reporting Person has (i) the sole power to vote or direct the vote of the shares of RAKO Common Stock held by such Reporting Person and (ii) the sole power to dispose of or to direct the disposition of such shares of RAKO Common Stock held by such Reporting Person.

(c) Except for the acquisition of the shares described herein, to the best knowledge and belief of the undersigned, no transactions involving the RAKO Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

(d) N/A

(e) N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Share Exchange Agreement, dated as of January 29, 2003 by and among, RAKO Capital Corporation, a Nevada corporation, Centra Industries, Inc., a Delaware corporation ("Centra") and the stockholders of Centra.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated February 12, 2003, among LAGO, Mr. Garriott, Ms. Capwell Brooks, Ms. Trammell and Ms. Tyler.

         2. Share Exchange Agreement, dated as of January 29, 2003 by and among, RAKO, Centra and the stockholders of Centra (filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2003).

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2003





                                              LAGO Limited Liability Company




                                              By: /s/ Larry Garriott
                                                  -------------------------
                                                  Name:  Larry Garriott
                                                  Title: Member

                                              /s/ Larry Garriott
                                              -----------------------------
                                              Larry Garriott

                                              /s/ Bonnie Capwell Brooks
                                              -----------------------------
                                              Bonnie Capwell Brooks

                                              /s/ Lisa Trammell
                                              -----------------------------
                                              Lisa Trammell

                                              /s/ Betty Tyler
                                              -----------------------------
                                              Betty Tyler